APPENDIX I

Revised Statement of Operations
(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2018	2017	2018
Revenues:
Service revenue	31,188	33,005	99,126	103,668
Property and merchandise revenue	25,716	27,024	80,806	84,733
Other revenue	4,150	4,212	13,131	13,074
Total revenue	61,054	64,241	193,063	201,475

Field costs and expenses:
Cost of service	31,256	33,835	93,904	100,757
Cost of merchandise	6,442	6,754	20,368	21,068
Cemetery property amortization	875	963	946	989
Overhead expenses	3,937	2,114	9,845	8,662
Other expenses	338	413	988	1,173
Depreciation expense	2,726	3,048	9,773	10,699
Total costs and expenses	45,574	47,127	135,824	143,348
Gross profit	15,480	17,114	57,239	58,127

APPENDIX I

Revised Footnote 6 - Revenue From Contracts With Customers
(in thousands)

Revenues

Three months ended September 30, 2018
	Funeral	Cemetery	Total
Services	30,231	2,774	33,005
Merchandise	17,525	2,064	19,589
Cemetery property	—	7,435	7,435
Other revenue	2,087	2,125	4,212
Total revenue	49,843	14,398	64,241

Three months ended September 30, 2017
	Funeral	Cemetery	Total
Services	28,385	2,803	31,188
Merchandise	17,011	1,932	18,943
Cemetery property	—	6,773	6,773
Other revenue	1,933	2,217	4,150
Total revenue	47,329	13,725	61,054

Nine months ended September 30, 2018
	Funeral	Cemetery	Total
Services	94,818	8,850	103,668
Merchandise	55,539	6,386	61,925
Cemetery property	—	22,808	22,808
Other revenue	6,612	6,462	13,074
Total revenue	156,969	44,506	201,475

Nine months ended September 30, 2017
	Funeral	Cemetery	Total
Services	90,392	8,734	99,126
Merchandise	53,649	5,936	59,585
Cemetery property	—	21,221	21,221
Other revenue	6,238	6,893	13,131
Total revenue	150,279	42,784	193,063

APPENDIX I

Field costs and expenses

Three months ended September 30, 2018
	Funeral	Cemetery	Total
Cost of service	25,639	8,196	33,835
Cost of merchandise	5,794	960	6,754
Cemetery property amortization	—	963	963
Overhead expenses	1,733	381	2,114
Other expenses	301	112	413
Depreciation expense	2,732	316	3,048
Total costs and expenses	36,199	10,928	47,127
Three months ended September 30, 2017
	Funeral	Cemetery	Total
Cost of service	23,505	7,751	31,256
Cost of merchandise	5,534	908	6,442
Cemetery property amortization	—	875	875
Overhead expenses	3,061	876	3,937
Other expenses	228	110	338
Depreciation expense	2,431	295	2,726
Total costs and expenses	34,759	10,815	45,574

Nine months ended September 30, 2018
	Funeral	Cemetery	Total
Cost of service	76,879	23,878	100,757
Cost of merchandise	18,135	2,933	21,068
Cemetery property amortization	—	989	989
Overhead expenses	7,256	1,406	8,662
Other expenses	801	372	1,173
Depreciation expense	7,936	2,763	10,699
Total costs and expenses	111,007	32,341	143,348

Nine months ended September 30, 2017
	Funeral	Cemetery	Total
Cost of service	70,802	23,102	93,904
Cost of merchandise	17,610	2,758	20,368
Cemetery property amortization	—	946	946
Overhead expenses	7,881	1,964	9,845
Other expenses	706	282	988
Depreciation expense	7,329	2,444	9,773
Total costs and expenses	104,328	31,496	135,824